SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            SOURCECORP, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    836167106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 1, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      836167106              SCHEDULE 13D/A         PAGE 2 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                2,065,192(see Item 5)

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,065,192 (see Item 5)

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,065,192 (see Item 5)

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.2% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      836167106              SCHEDULE 13D/A       PAGE 3 OF 5 PAGES
------------------------------                             ---------------------

The Schedule 13D (the "Schedule 13D") filed on May 9, 2005 by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.01 par value, of SOURCECORP, Incorporated (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on July 6, 2005, is hereby further amended as set forth below by this Amendment No. 2 to the Schedule 13D. The principal executive office of the Issuer is located at 3232 McKinney Avenue, Suite 1000, Dallas, Texas 75204.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the last two paragraphs thereof and replacing them with the following:

        On August 1, 2005, after a series of discussions, the Issuer and the Reporting Person entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which, among other things, the Reporting Person agreed to maintain the confidentiality of any confidential information of the Issuer provided to it. The term of the Confidentiality Agreement is two years. Upon the conclusion of the discussions between the Reporting Person and the Issuer or, if earlier, upon the Issuer's request, the Reporting Person must return all confidential information to the Issuer. A copy of the Confidentiality Agreement is attached hereto as Exhibit E and incorporated herein by reference. On August 2, 2005, the Issuer appointed Marc A. Weisman to the Board as a representative of the Reporting Person.

        The Reporting Person intends to review its investment in the Issuer on a continuing basis and, subject to the Confidentiality Agreement, may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future, subject to the Confidentiality Agreement, take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

        Except as set forth herein and in the Exhibits hereto, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

5. Exhibit E - Confidentiality Agreement, dated August 1, 2005, by and between the Issuer and the Reporting Person

---------------------------                                 -------------------
CUSIP NO.      836167106             SCHEDULE 13D/A           PAGE 4 OF 5 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry Rosenstein
                                               ---------------------------
                                               Name: Barry Rosenstein
                                               Title:   Managing Partner


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director

---------------------------                                 -------------------
CUSIP NO.      836167106             SCHEDULE 13D/A           PAGE 5 OF 5 PAGES
---------------------------                                 -------------------

                                  EXHIBIT INDEX

1.  Exhibit A - Complaint filed on July 6, 2005 (previously filed)

2.  Exhibit B - Letter to the Issuer, dated July 6, 2005 (previously filed)

3.  Exhibit C - Demand letter to the Issuer, dated July 6, 2005, pursuant to
                Section 220 of the Delaware General Corporation Law (previously filed)

4.  Exhibit D - Press release issued on July 6, 2005 (previously filed)

5.  Exhibit E - Confidentiality Agreement, dated August 1, 2005, by and between the Issuer and the Reporting Person